Exhibit 99(a)(5)(iii)

Contact:	Contact:
Trans World Entertainment	Financial Relations Board
John Anderson	Marilynn Meek
Chief Financial Officer	(mmeek@frbir.com)
(518) 452-1242	(212) 827-3773

38 Corporate Circle

Albany, NY 12203

www.twec.com	NEWS RELEASE

Trans World Entertainment Announces Preliminary Results of
Self-Tender Offer

Albany, N.Y. — July 30, 2013 — Trans World Entertainment Corporation (Nasdaq: TWMC) today announced the preliminary results of its modified “Dutch auction” tender offer to purchase up to $25 million in value of the Company’s common stock, $0.01 par value per share (the “Shares”), at a price of not less than $4.50 and not greater than $5.10 per Share (in increments of $0.05) (the “Tender Offer”), which expired at 12:00 midnight, New York City time, on Monday, July 29, 2013. Based on a preliminary count by Computershare Trust Company, N.A., the depositary for the Tender Offer, a total of 417,615 Shares were properly tendered and not withdrawn in the Tender Offer at or below a price of $5.10 per Share, including 44,540 Shares that were tendered through notice of guaranteed delivery. Accordingly, based on the preliminary results, the Company expects to purchase 417,615 Shares, for a total cost of $2.1 million. These Shares represent approximately 1.3% of the Shares outstanding as of July 29, 2013.

The number of Shares to be purchased and the price per Share are preliminary. The determination of the final number of Shares to be purchased, the final price per Share and the proration factor, if any, is subject to confirmation by the depositary of the proper delivery of the Shares validly tendered and not withdrawn. The actual number of Shares purchased, the final purchase price and the proration factor, if any, will be announced promptly following completion of the verification process. Payment for the Shares accepted for purchase, and return of all other Shares tendered, will occur promptly after completion of the final purchase price and proration computations, if applicable.

Wells Fargo Securities, LLC served as the dealer manager for the Tender Offer and Georgeson Inc. is serving as the information agent. Questions and requests for assistance may be directed to Georgeson Inc. at (800) 676-0098.

Trans World Entertainment is a leading specialty retailer of entertainment products, including video, music, trend, electronics, video games and related products. The Company operates retail stores in the United States, the District of Columbia, and Puerto Rico, primarily under the names f.y.e. for your entertainment and Suncoast and on the web at www.fye.com, www.wherehouse.com, and www.secondspin.com.

Certain statements in this release set forth management’s intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses. Actual results may differ materially from those indicated in such statements. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the Securities and Exchange Commission.